



Free The Eagle

The Urgent Need for Leadership Change at Harley-Davidson

Prepared by H Partners Management, LLC

April 2025

Disclaimer



The materials contained herein (the "Materials") represent the opinions of H Partners Management, LLC and the other participant in its proxy solicitation (collectively, "H Partners," or "we") and are based on publicly available information with respect to Harley-Davidson, Inc. ("Harley-Davidson", "Harley", "H-D" or the "Company"). H Partners recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with H Partners' conclusions. H Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. H Partners disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by H Partners herein are based on assumptions that H Partners believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

H Partners beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause H Partners from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that H Partners discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and H Partners expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of H Partners. Although H Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. H Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, H Partners has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

FREE THE EAGLE
RENEW HARLEY

Table of Contents

Introduction   Page 4

Stock Underperformance   Page 14

Weak Execution and Financial Results   Page 17

Additional Red Flags   Page 31

Poor Governance   Page 45

Solution   Page 58

Appendix   Page 67





Introduction



H Partners, a Long-Term Investor, Believes Change Is Urgently Needed at Harley-Davidson

- **Our History with Harley-Davidson:**
    - Met the Company for the first time in 2014
    - Invested in the Company in 2020, and have been a top shareholder ever since
    - H Partners intends to advocate that shareholders vote "**WITHHOLD**" on the election of three of the Company's directors whom we believe are most responsible for the Company's significant underperformance and corporate governance failures
- **H Partners' Background:**
    - Investment partnership founded in 2005 to generate exceptional long-term returns
    - Over our first 20 years, we have generated a net return of 1,088% or 12x vs. 7x for the S&P 500 and 4.5x for the Russell 2000
    - The vast majority of our investment gains have come from corporate turnarounds
    - Asset selectivity, coupled with patience and an emphasis on people, has allowed us to generate multiples of money on our investments
    - We have worked constructively with numerous boards to enhance shareholder value
    - Harley-Davidson is the first instance in which we've been compelled to resign from a board due to disagreements with its policies, procedures, and practices
- **Concentrated Portfolio:**
    - In the last five years, we have not had more than three investments in the portfolio
    - Our extremely high degree of concentration demands sharp focus and intensive diligence on each investment
    - Harley-Davidson is our largest investment
    - Aligned with all shareholders, took no board fees at Harley-Davidson

 *H Partners in 2014 correctly identified that Tempur Sealy was underperforming, and they were critical in driving change that resulted in the company enhancing its competitive position worldwide and outperforming the S&P 500. I was impressed with their long-term perspective as difficult issues needed addressing. Clearly value-added shareholders.*

– Tempur Sealy International, Inc., (n/k/a Somnigroup International, Inc.) ("Tempur Sealy") CEO Scott Thompson



An Overview of Harley-Davidson

Harley is an iconic American motorcycle manufacturer with a history that extends over a century. The Company's business operates with three segments:

Harley-Davidson Motor Company ("HDMC")	• Segment includes the sale of motorcycles, motorcycle parts & accessories, and apparel • Accounts for approximately 80% of revenue
Harley-Davidson Financial Services ("HDFS")	• The Company's captive finance subsidiary that provides financing for both consumer motorcycle purchases and dealership working capital • HDFS's loan portfolio is more than $7 billion and the segment accounts for approximately 20% of Harley's total revenue
LiveWire Group, Inc. ("Livewire")	• Harley's electric motorcycle subsidiary, which was spun-off as a separately traded public company in 2022 • Following the spin-off, Harley retained a nearly 90% interest in LiveWire



2024 Revenue by Segment and Product Line

($m)

- $26 LiveWire
- $1,039 HDFS
- $95 Licensing & Other
- $237 Apparel
- $652 Parts & Accessories
- $3,137 Motorcycles



Source: Company SEC filings.

Harley-Davidson's Unique Attributes: An Iconic Brand

Brand holds high intangible value, attracts a loyal customer base, and commands a premium.

- Harley-Davidson's brand is supported by 122 years of authentic history in motorcycling
  - William Harley & Arthur Davidson founded co. in Milwaukee, WI in 1903
- Large, staunchly loyal customer base
  - Over 3 million Harley motorcycles on the road in the U.S.
  - Over 1 million members of the Harley Owners Group (HOG)
- Harley's unique brand strength has enabled the Company to build dominant market share and command premium pricing
  - Harley holds nearly 80% market share in the Company's core touring and large cruiser market in the U.S.
- Harley-Davidson's logo is the third-most tattooed brand in the world

Harley-Davidson ranks among the world's most reputable companies.

1.	The LEGO Group	
2.	Rolls-Royce	
3.	Rolex	
4.	Harley-Davidson	
5.	The Bosch Group	

More than a motorcycle: Harley-Davidson represents an emotional connection to freedom, independence, escapism, adventure, and community.



Source: Company SEC filings, S&P Global, and 2025 Global RepTrak 100.

Harley-Davidson's Unique Attributes: Exclusive Dealer Network

Harley's dedicated dealer network provides a major selling advantage.

- H-D is the only motorcycle company with a large, exclusive network of dealers
  - Over 1,200 locations across the globe
  - Almost all exclusively sell Harley-branded motorcycles
- These dealers are Harley brand evangelists and most are riders themselves, making them the ideal touchpoint to deliver authentic experiences for customers – a key competitive advantage for Harley
- Other motorcycle brands are sold through multi-brand retail outlets
  - Multi-brand retailers are indifferent as to which brand a customer buys
  - Multi-brand retailers often sell non-motorcycle products as well

Harley Dealership   **vs.**   **Non-Harley Dealership**






Harley-Davidson's Unique Attributes: Exclusive Dealer Network

Dealers Invest Directly in the Brand

- The dealer network does not show up on the Company's balance sheet, but represents one of Harley's greatest assets, in our view

- Harley dealers are key brand ambassadors to riders

- Dealerships are independent businesses that hire, pay, train, and run the H-D salesforce

- Dealers own or lease their own real estate

- Harley dealers invest significant resources to build the brand, including on marketing

> **If Harley does not address the current dealer network crisis, it risks further lost sales and damage to the brand.**

Dealerships Build the Intangible Value of the Brand

- Dealerships are community hubs

- Dealers are usually extremely passionate fans of the brand

- Dealerships are clubhouses and often throw events

- Dealers are often major fundraisers for local and national charities





Consumer Interest in Motorcycling and Harley-Davidson Is Stable…

Today, the total number of motorcycles and the total number of Harley-Davidson motorcycles registered in the U.S. is stable and near all-time highs.







Source: U.S. Department of Transportation and S&P Global.

...However, Harley-Davidson Shareholders Have Suffered Due to Weak Execution

Stock Underperformance

× Harley-Davidson has **underperformed** both the S&P 400 Mid Cap and S&P 400 Consumer Discretionary indices **by ~80%** over the course of CEO Jochen Zeitz's tenure

× More than **$2 billion of equity value has been destroyed** over Zeitz's tenure as Harley-Davidson's CEO

Weak Execution and Financial Results

× The Company has **failed to execute** each of the six pillars of the Hardwire strategy's foundation

× Expects to miss the current Hardwire plan's 2025 EPS target **by more than 40%**

× Missed or cut annual earnings targets in **five of the past eight quarters**

× Total Harley-Davidson operating income has **fallen by nearly 40%** over Zeitz's tenure as CEO

Poor Corporate Governance

× We believe the Company's Board of Directors (the "Board") has failed to hold management accountable for the Company's weak execution and financial results

× The three longest tenured directors have overlapped for 17 years

× We believe directors have put own self interests ahead of the Company's

× Lack of alignment for CEO compensation

× Combined CEO and Chairman roles



Source: Company SEC filings and quarterly and annual earnings announcements; CapitalIQ; Bloomberg.

Why We Are Running a Withhold Campaign

Poor performance and lack of accountability – particularly over the last year – have driven home the need for immediate and substantial change.



2014
H Partners first meets Harley-Davidson management

2015-2020
H Partners methodically researches both Harley-Davidson and the motorcycle industry as a whole

February 2020
Jochen Zeitz named Harley CEO and Chairman

April 2020
The Harley-Davidson Board votes to appoint a new Presiding Director, Thomas Linebarger

December 2021
H Partners files Schedule 13D expressing some concern with board composition and executive compensation

February 2022
H Partners representative joins Harley Board

2022-2024
H Partners attempts to work collaboratively within Board setting

Why We Are Running a Withhold Campaign (cont.)

Poor performance and lack of accountability – particularly over the last year – have driven home the need for immediate and substantial change.

September 2024
Presiding Director Linebarger informs H Partners' founder of his "personal promise" to Mr. Zeitz to delay the CEO search until January 2025

April 5, 2025
After Board fails to meaningfully engage with H Partners representative, representative resigns from the Board

2024
Execution issues become increasingly apparent, inventory balloons, dealer profitability drops

March 28, 2025
No succession candidate is chosen due to split vote, demonstrating the Board's succession planning failures

September 2024
Mr. Zeitz informs H Partners' founder of his intention to transition to Executive Chairman and appoint an internal candidate as CEO to continue the same strategy

December 2024
H Partners recruits potential CEO candidate with relevant experience and history of outperformance

April 1, 2025
H Partners Board representative writes letter to Board expressing grave concerns and calls for immediate changes to the Board



13



Stock Underperformance



Harley-Davidson Has Significantly Underperformed Relevant Benchmarks Over All Key Periods

- Harley-Davidson has significantly underperformed its preferred benchmarks, the S&P 400 Mid Cap Index and the S&P 400 Consumer Discretionary Index:
  - *"The Company has chosen to use the Standard & Poor's (S&P) MidCap 400 Index as the broad-based index and the S&P MidCap 400 Consumer Discretionary Index as its peer index"**
  - *"The peer group referenced in the Pay Versus Performance table reflects the S&P 400 Consumer Discretionary Index."***
  - TSR analysis looks back from April 8, 2025, the last trading day before H Partners disclosed the resignation of H Partners' representative from Harley-Davidson's Board of Directors on a Schedule 13D/A

Total Shareholder Return				
		Periods Ending April 8, 2025		
	1 Year	Hardwire Update (~3 Years)	Hardwire Strategy	Zeitz as CEO (~5 Years)
Harley-Davidson	(51%)	(41%)	(32%)	(25%)
S&P 400 Consumer Discretionary Index	(20%)	9%	(1%)	58%
S&P 400 Mid Cap Index	(13%)	12%	13%	53%
Performance vs S&P 400 Consumer Discretionary Index	*(31%)*	*(50%)*	*(32%)*	*(83%)*
Performance vs S&P 400 Mid Cap Index	*(37%)*	*(53%)*	*(45%)*	*(78%)*

 **The decisions we have made and the bold actions we have taken have generated significant value for all of our shareholders.**

– Harley-Davidson Letter to Shareholders, April 21, 2025



Source: CapitalIQ.
The Company announced the update to its Hardwire plan at its 2022 Investor Day on May 10, 2022, approximately three years prior to April 8, 2025. Harley-Davidson unveiled the Hardwire Five-Year Strategic Plan on Feb. 2, 2021. Jochen Zeitz was appointed Acting President and CEO on Feb. 28, 2020, approximately five years before April 8, 2025.
* Harley-Davidson 2023, 2024 and 2025 10-K
** Harley-Davidson 2023, 2024 and 2025 Proxy Statement

As the Only Pure-Play American Motorcycle Manufacturer with a Captive Finance Arm, H-D is Not Comparable to Powersports, Boat, and Motorhome Manufacturers

- We find it curious that the Company recently compared its total shareholder return to "motorcycle and powersports" companies, because the Company uses the S&P 400 Consumer Discretionary index as its peer group when describing pay for performance in its proxy statement

- Starting in 2021, the Company's performance share awards have included a "modifier" based on its total shareholder return in relation to five powersports, boat, and motorhome companies, which are presented below
    - Only two of the five "motorcycle and powersports" companies sell motorcycles
        - At Polaris Inc., motorcycles represents ~10% of revenue; at BRP Inc., motorcycle revenue is so small that it is not even reported
    - Of the other three "motorcycle and powersports" companies, Brunswick Corp primarily manufactures boats, while Thor Industries Inc. and Winnebago Industries Inc. manufacture motorhomes
    - None of the five has a captive finance subsidiary like Harley's, and none have an iconic brand
- Over the past 15 years, Harley's share price has shown no correlation to the average of the companies presented below

| | % of Sales From: | | | |
	Motorcycles & Accessories	Financial Services	Iconic Brand?	Description:
Harley-Davidson Inc.	82%	18%	Yes	Iconic American motorcycle manufacturer with a captive finance subsidiary.
Polaris Inc.	~10%	0%	No	Manufacturer of marine and powersports products including: off-road vehicles, snowmobiles, boats and on-road motorcycles.
BRP Inc.	De Minimis	0%	No	Manufacturer of marine and powersports products including: off-road vehicles, snowmobiles, personal watercrafts, boats and electric motorcycles.
Brunswick Corp	0%	0%	No	Manufacturer of recreational marine products as well as parts and accessories for the marine and recreational vehicle ("RV") markets.
Thor Industries Inc.	0%	0%	No	Manufactuer of RVs.
Winnebago	0%	0%	No	Manufacturer of RVs and marine products.



Source: Public SEC filings. H Partners primary research.



Weak Execution and Financial Results



Mr. Zeitz's Hardwire Strategic Plan, Built on Six Pillars and Rooted in Desirability, Was Plausible on Paper, but Execution is Everything…

H-D

| Profit Focus | Selective Expansion & Redefinition | Growth Beyond Bikes | Lead in Electric | Integrated Customer Experience | Inclusive Stakeholder Management |

Desirability



Source: Company February 2021 earnings release and conference call; *Harley-Davidson Unveils The Hardwire Five-Year Strategic Plan; Targets Profitable Growth And Brand Desirability,* Harley-Davidson, Feb. 2, 2021.

...Sadly, the Execution of the Hardwire Strategy Has Gone Haywire

Pillar	Company Initiative	Current Status
Desirability	• Reduce dealer inventory levels to support used bike values	• Dealer inventory levels are now higher than before Mr. Zeitz was appointed CEO and used bike pricing has declined
Profit Focus	• Invested $300 million in new touring, cruiser, and trike products to grow these core categories	• Total touring, cruiser, and trike shipments have declined by 20% over Mr. Zeitz's tenure
Selective Expansion and Redefinition	• Launch entry-level and adventure touring motorcycles to build momentum in these categories	• Total adventure touring and entry-level product sales have fallen by more than 60% since 2022 • The Company does not currently have a viable entry-level product
Growth Beyond Bikes	• Grow parts and accessories and apparel revenues • Made two key leadership hires to develop and launch three new apparel collections	• Parts and accessories and apparel revenues have both declined during Mr. Zeitz's tenure • Both senior leaders have left the Company, and two of the three apparel collections have been discontinued
Lead in Electric	• Grow electric motorcycle division, LiveWire, to nearly $400 million in revenue by 2024	• LiveWire's revenues have declined over the past two years • LiveWire reported less than $30 million in sales in 2024, well below the Company's target
Integrated Customer Experience	• Launch plan for dealers to invest $2 billion to renovate their Harley-Davidson dealerships • Create new incentive structures and "[invest] significant resources" to improve the profitability of the dealer network	• More than half of Harley's dealers in the U.S. lost money in 2024 and dealer sentiment is near a decade-long low • The vast majority of dealers have not participated in the renovation program
Inclusive Stakeholder Management	• Sought to deliver positive outcomes for all stakeholders	• All stakeholders have been harmed, except for CEO Jochen Zeitz

 *The Company has successfully executed the Hardwire [Strategy], reinvigorating the brand during one of the most challenging operating environments in the history of the Company.*

— *Harley-Davidson 8-K filed April 8, 2025*



Source: Company SEC filings and quarterly and annual earnings announcements; Company FY 2024 10-K and FY 2019 10-K; NPA auction data; Baird Research, April 8, 2025; H Partners primary research; *Harley-Davidson Unveils The Hardwire Five-Year Strategic Plan; Targets Profitable Growth And Brand Desirability,* Harley-Davidson, Feb. 2, 2021.

Contrary to the Hardwire Strategy, Dealers Have Been Flooded With Inventory and the Desirability of Harley's Products Has Been Damaged

> *We are committed to desirability as a framework for our operations and our business and are tracking our progress with a comprehensive dashboard. This will include inventory levels and the price gap between retail and MSRP, and between new and used motorcycles.*
>
> — CEO Jochen Zeitz, February 2, 2021

- Following a temporary improvement during the COVID era, **inventory levels are now <u>HIGHER</u>** than before Zeitz was appointed CEO, and used bike values are right back to where they started

- Either CEO Zeitz is no longer monitoring his dashboard, or he has failed to inform investors that he has changed the basic tenets of his long-term strategy



Harley-Davidson: Dealership Inventory & Used Bike Pricing

Days of Inventory: 2019: 108; 2020: 85; 2021: 51; 2022: 62; 2023: 109; 2024: 141

Desirability



Source: Company SEC filings and NPA auction data; H Partners primary research.
Note: Days of Inventory and Used HD Auction Prices as a % of Original MSRP represent the average of each respective year's four quarters.

Shipments of the Company’s Core Products Have Declined Over the Past Five Years

Despite significant investments, cruiser, touring, and trike sales have fallen by more than 20% over the past five years.



Profit Focus

Harley-Davidson: Cruiser, Touring & Trike Shipments

180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
167,070
-21%
131,992
2019
2024

> ***“We expect to invest $300 million over the next 5 years in innovation to reinvent, reimagine and reinvigorate in key categories where we see the potential to grow our leadership, namely Touring, Cruiser and Trike.”***
>
> *– CEO Jochen Zeitz, July 28, 2022*



Source: May 2022 investor day; Company FY 2024 10-K and FY 2019 10-K.

Selective Expansion Products Have Failed To Take Hold



Selective Expansion & Redefinition

- "To build momentum" in Adventure Touring and Harley's entry-level product category, Sport, the Company launched three new products in 2021 and 2022
  - o We believe the impact of the failed adventure touring and entry-level product launches was exacerbated by Mr. Zeitz's decision to discontinue its entry-level product for 65 years, the legacy Sportster



Harley-Davidson: Adventure Touring & Sport Shipments

The only momentum these products have gained is negative – total adventure touring and sport sales have fallen by more than 60% and now the Company is without a viable entry-level product.



Source: Company SEC filings and Company May 2022 investor day presentation.

Key Company Initiatives to Grow Non-Motorcycle Sales Have Been Abandoned

	Company Initiative	Status
Growth Beyond Bikes 	**Hired New Senior Leaders** — • In 2022, Harley hired a new SVP Apparel and Licensing and a new Creative Director with experience at other fashion and lifestyle brands to grow the Company's apparel and licensing business	⊖ • Three years later, both senior hires are no longer with the Company, and it is unclear whether their roles have been filled
	Opened Design Studio — • Concurrent with the new leadership hires, Harley opened a creative studio in Tribeca, NYC	⊖ • Three years later, the NYC creative studio is closed
	Launched New Lifestyle Collections — • In 2023, Harley launched HD Collections, a lifestyle apparel business, with three product lines: Bar & Shield, Originals, and Authorized Vintage • Launched the HD-Collections e-commerce site	⊖ • Two years later, two of the three product lines appear to have been discontinued • The Company's HD-Collections lifestyle e-commerce site is no longer online

Examples of Zeitz's Bar & Shield Collection



Over the past five years, total apparel and parts & accessories sales have declined.



Source: Company SEC filings and press releases; H Partners primary research.

Harley's Electric Motorcycle Business Has Run Out of Power

- LiveWire's sales have declined over the past three years and have fallen well short of the Company's provided targets
  - Over the past six years, LiveWire has burned more than half a billion of cash on an initiative that does not appear to have a clear path to profitability



Lead in Electric

LiveWire: Targets & Actual Revenue

$ in millions

Year	Target	Actual
2022	$56	$47
2023	$209	$38
2024	$385	$26

■ Target ■ Actual



Source: Company SEC filings; LiveWire May 2022 investor day presentation.

Company Initiatives to Improve the Dealer Network Have Failed and Dealer Sentiment is Near a Decade-Long Low

Integrated Customer Experience



Company Initiatives

Invested significant resources aimed at improving the network's overall profitability

Created new incentive structures that align Company dealer goals more closely

Launched pre-order and reservation systems to capture demand and manage dealer inventory more efficiently

Launched program for dealers to invest $2 billion of their own capital to upgrade their dealerships based on Company plans and designs

Outcome

❌ **More than half of Harley-Davidson dealerships in the U.S. lost money in 2024**

❌ **Dealers believe new incentive targets have been unrealistic**

❌ **Over-shipping of inventory and changes to incentive programs and have eroded trust between dealer network and Harley-Davidson**

❌ **The vast majority of dealers have not participated in the Company's upgrade program**

Harley-Davidson Dealer Sentiment



Current Conditions

3-5 Year Outlook

> *We believe that a powerful network of profitable dealers is essential to delivering the best possible Harley-Davidson experience.*
>
> *– CEO Jochen Zeitz, October 27, 2020*



Source: Company SEC filings; Company 4Q20 earnings call; Company May 2022 investor day; H Partners primary research; Baird's April 2025 Harley-Davidson Dealer Survey.

Over the Course of the Hardwire Strategy, All Key Stakeholder Groups Have Been Harmed Except For One: CEO Jochen Zeitz

Inclusive Stakeholder Management

	Impact	Summary
Shareholders	—	• Shareholders have experienced $2 billion of equity value destruction under Zeitz's leadership • Harley-Davidson's shares have underperformed the S&P 400 Mid Cap and S&P 400 Consumer Discretionary indices
Customers	—	• The Company's decision to over fill the dealer network with new bike inventory has caused used Harley prices to decline, harming customers' trade-in values
Dealers	—	• Dealer profitability has fallen to near break-even levels • Numerous dealerships have been forced to close their doors
Employees	—	• Harley's iconic Milwaukee headquarters, a key element of the Company's employee community, has been shuttered • We believe a fully remote work environment has depleted the Company's culture, which for decades was built around moto culture
Jochen Zeitz	+	• Jochen Zeitz has been paid more than $50 million over the past five years



Source: Company SEC filings; CapitalIQ; Bloomberg; H Partners primary research; NPA auction data; Baird's April 2025 Harley-Davidson Dealer Survey.

Mr. Zeitz is Missing Each of His Latest Hardwire Financial Targets

Company's 2025 Guidance			
	Presented on May 2022[c]	Presented on Feb 2025[d]	Shortfall
HD MotorCo			
Revenue[a]	$5,687	$4,019	(29%)
% '21-'25E CAGR	6%	(3%)	
Operating Income[a]	$853	$301	(65%)
% Margin	15.0%	7.5%	(750bps)
HD Financial Services			
Operating Income[a]	$352	$217	(38%)
% '21-'25E CAGR	(4%)	(15%)	
LiveWire			
Unit Sales	53,341	1,250	(98%)
Revenue[b]	$892	$46	(95%)
% '21-'25E CAGR	140%	14%	
Consolidated			
Earnings per Share[a]	$6.00+	$3.35	(44%)
% '21-'25E CAGR	+LDD%	(6%)	

> " *The Hardwire will target growth that is focused and profitable across the businesses. Our targets will be achievable...* "
>
> *- CEO Jochen Zeitz, October 27, 2020*

> " *In the past years, we've overcommitted and under-delivered. We are now committed to setting realistic expectations, and we know that execution is everything.* "
>
> *- CEO Jochen Zeitz, February 2, 2021*

Despite assurances that the Company would be setting "realistic targets" and acknowledging that "execution is everything", each of the six Hardwire pillars appears to have failed and the Company is coming up short on each of its Hardwire financial targets.

Note: Figures represent the mid-point of Company provided guidance, unless otherwise noted.
Source: Company May 2022 investor day; Company Feb. 2025 earnings call; Bloomberg estimates.
(a)   Figure is implied by Company guidance.
(b)   May 2022 figure is implied by Company guidance. 2025 figure represents consensus estimate, as revenue guidance was not provided by the Company.
(c)   As provided at Harley-Davidson's May 10, 2022, investor day.
(d)   As provided on Harley-Davidson's February 5, 2025, earnings call.



Losing Credibility with Analysts: Earnings Estimates Have Fallen by More Than 50%

Bloomberg Consensus 2025 Net Income



Source: Bloomberg.

Harley-Davidson's Valuation Multiple Has Fallen by More Than 30% Over Mr. Zeitz's Tenure

As earnings estimates have declined, it seems clear that investors have lost faith in Zeitz, and the Company's trading multiple has fallen to near its lowest level in a decade.

Harley-Davidson Price / NTM Earnings Multiple Over Zeitz's Tenure

Price/NTM Earnings

- 9.7x — Start of Zeitz's Tenure
- -32%
- 6.6x — Current

Source: CapitalIQ.
Note: Multiple represents the Company's share price to consensus next-twelve-months ("NTM") earnings. Current represents April 8, 2025.



29

We Believe Poor Execution of the Hardwire Strategy Has Led to Its Collapse


H-D
Profit Focus
Selective Expansion & Redefinition
Growth Beyond Bikes
Integrated Customer Experience
Lead in Electric
Inclusive Stakeholder Management
Desirability





Additional Red Flags

Mr. Zeitz's Tenure Has Been Littered with Red Flags



Absentee CEO

Significant Senior Leadership Turnover

Earnings Destruction

Declining and Disappearing Key Metrics



Failure to Deliver on Commitments

Failure to Adhere to Strategic Principles

Poor Capital Allocation

Closure of Headquarters



Absentee CEO: Where in the World is Jochen Zeitz?

While H-D's historical headquarters are in Milwaukee, Wisconsin, and its primary manufacturing facilities are in Wisconsin and Pennsylvania, it seems that Mr. Zeitz has been 'overseeing' the Company from New Mexico, the United Kingdom, and Kenya.



Source: Company SEC filings; H Partners research.

 # Significant Senior Leadership Turnover

Of the six senior leaders who presented at the Company's Investor Day in May 2022, five of the six have either already left the Company or announced their intention to leave their role.

Senior Leader in May 2022	Current Status
CEO/President/CMO	**Intends to Retire**
CFO	**Departed**
Chief Commercial Officer	**Departed**
VP of Design	Current
Chief Electrical Vehicle Officer	**Departed**
Livewire CTO	**Departed**

> "*Without the right people in place, the right organization structure, you can't succeed.*"

– CEO Jochen Zeitz, July 28, 2020



Source: Company SEC filings, Company investor day, and H Partners research.



Under Mr. Zeitz's Leadership, Harley's Results Have Declined Across Key Metrics

Harley-Davidson's retail sales, motorcycle revenue, motorcycle operating income, motorcycle operating income margin, LiveWire operating income, and financial services operating income have all declined in relation to when Zeitz was appointed as the Company's CEO.

- A slight increase in EPS is due to growth in non-operating income and large stock buybacks that have lowered the share count significantly

Comparison: Harley-Davidson Financial Results 2019 vs 2024			
($ in millions)	**2019**	**2024**	**Difference**
Motorcycle Retail Sales ('000s of Units)	218	151	(31%)
Motorcycle Segment Revenue	$4,552	$4,122	(9%)
Motorcycle Segment Operating Income[a]	$478	$278	(42%)
% Margin	10.5%	6.7%	(376bps)
LiveWire Operating Income	($58)	($110)	NM
Financial Services Operating Income	$266	$248	(7%)
Total Operating Income	**$686**	**$417**	**(39%)**
Earnings Per Share[b]	**$3.36**	**$3.44**	**2%**



Source: Company SEC filings.
(a) 2019 has been adjusted for $98 million of tariffs and $32 million of restructuring costs.
(b) 2019 has been adjusted for $98 million of tariffs and $43 million of restructuring costs.

35



Profit per Bike Has Experienced a Double-Digit Decline Under Mr. Zeitz's Leadership...

CEO Zeitz has touted Harley's improving profit per bike as key evidence that the Hardwire strategic plan was a success – however, 2024 profit per bike is now 17% lower than before Zeitz took over.

- Furthermore, we are concerned about Zeitz's questionable accounting for this metric

  - In 2022, Zeitz began touting the fact that profit per bike was improving at Harley

  - However, his comparisons were misleading. For example, in 2019, the year before Zeitz's appointment, results included losses from LiveWire, which were excluded from subsequent years, making the improvement appear more significant

  - In addition, Zeitz's 2019 reported profit per bike included extraordinary, non-recurring tariffs and restructuring charges, making the improvement appear even more significant



> " *We believe that the success of our Hardwire strategy with a focus on our core segments is evidenced by the per unit profitability.* "

– CEO Jochen Zeitz, October 26, 2022





Source: Company SEC filings.
Note: Calculated as Harley-Davidson Motor Company operating income excluding LiveWire and adjusted for tariffs and restructuring charges divided by unit sales.

 # ...And Mr. Zeitz Abruptly Stopped Reporting the Metric as it Declined

Profit per Bike



Chart showing Profit per Bike:
- 2019: $2,239
- 2021: $2,550
- 2022: $3,496
- 2023: $3,673
- 2024: $1,866

Q2 2024: Harley Stops Reporting Profit per Bike

Source: Company SEC filings.
Note: Calculated as HDMC operating income excluding LiveWire and adjusted for tariffs and restructuring charges divided by unit sales. 2020 has been excluded because HDMC operating income was significantly impacted by COVID and the Company's Rewire Actions.

Harley Has Consistently Lowered or Missed Earnings Targets

Over the past eight quarters, Harley-Davidson has either lowered or missed its full year earnings targets <u>five</u> times.

Period	Guidance Cut or Miss?	Commentary
Q1 2023	--	Reaffirmed FY '23 guidance
Q2 2023	✕	**Reduced** FY '23 guidance for: Motorcycle revenue growth, Motorcycle operating income margin, and LiveWire Unit sales
Q3 2023	--	Reaffirmed revised FY '23 guidance
Q4 2023	✕	FY '23 Motorcycle revenue growth, Motorcycle operating income margin, Financial Services operating income growth **were all below guidance**
Q1 2024	--	Reduced FY '24 loss guidance for LiveWire
Q2 2024	✕	**Reduced** FY '24 guidance for: Motorcycle revenue growth and operating income margin
Q3 2024	✕	**Reduced** FY '24 guidance for: Motorcycle revenue growth and income margin as well as LiveWire unit sales. Increased operating income growth guidance for Financial Services. Pushed 15% Motorcycle operating income margin target from 2025 to 2026
Q4 2024	✕	FY '24 Motorcycle operating income margin was **below** annual guidance & **reduced** 2026 Motorcycle operating income margin target from 15% to "double digits"

H-D has lowered or delayed its medium-term motor company operating income margin target several times, first pushing the 15% goal from 2025 to 2026 and now adjusting to "double digit" margins in 2026.



Source: Company SEC filings and quarterly and annual earnings calls.



It Seems That Failure to Adhere to the Principles of the Hardwire Strategy Led to the Failure of the Largest Product Launch in Decades

- In the months leading up to the launch of Harley's new touring motorcycles in March 2024, the Company flooded the dealer network with model year 2023 motorcycles
  - The 2024 touring launch was the most significant upgrade to Harley's touring lineup in over a decade and, in some ways, the culmination of the Hardwire Plan
  - Yet dealer channel checks indicated that dealerships received model year 2023 motorcycles as late as January and February of 2024
- The impact of obsolete models on dealer floors was exacerbated by the fact that the new and improved 2024 touring motorcycles had a lower price tag than the prior year 2023 models
- As a result, dealers were forced to turn their marketing focus and spend away from supporting the launch of the new upgraded products and towards moving 2023 products off of their dealerships' floors
- Despite Zeitz's pledge to rebuild Harley's product launch practices so that new products would have "maximum impact", Zeitz shared in February 2025 – a full year after the initial launch - that "data shows that 30% of our customers are very aware of our new Touring product features, but that makes 70% that are not fully aware yet"
- In 2025, dealers are still facing an oversupply of prior model year motorcycles

> ***"We sold the majority of our 2023 new vehicles since the incentives were really strong. 2024's are not moving. HD carried over too many 2023s and then produced too many 2024s so all dealers are loaded with inventory"***
>
> *- Dealer quote, Q2 2024 Baird Dealer Survey*

> ***"New 2024 Touring bikes are nice, but we are primarily selling 2023 models because of the big incentives (rebate and low interest programs from HD). HD overproduced 2023 and now 2024 vehicles, and are jamming us up with inventory"***
>
> *– Dealer quote, Q1 2024 Baird Dealer Survey*

Dealer Ads Following Model Year 2024 Product Launch







2023
MODEL YEAR-END
SALE
APRIL 1 - MAY 31
$0 DOWN
AND RATES AS LOW AS
0.01% APR
AND
UP TO
$2,000
CUSTOMIZATION CREDIT
ON SELECT NEW 2023 MODELS. FOR A LIMITED TIME ONLY.
LIBERTY
2023
MODEL YEAR-END
EVENT
ENDS JUNE 30
$0 DOWN
AND RATES AS LOW AS
1.99% APR
AND
UP TO
$2,000
CUSTOMIZATION CREDIT

Source: Baird, Company earnings calls, Company SEC filings and H Partners research.

 ## Instead of Openly Discussing Execution Missteps, Mr. Zeitz Almost Exclusively Blames External Factors

CEO Zeitz has never once acknowledged the botched product launch in 2024 that we believe was caused by his failure to adhere to his principles of "desirability."

> **We have the right foundation, but we also need a more accommodating economic environment.**

- CEO Jochen Zeitz, February 8, 2024

> **We are narrowing our retail and wholesale expectations to reflect the current environment.**

- CEO Jochen Zeitz, July 25, 2024

> **In Q3, we saw an increasingly difficult global market environment, our and other big-ticket discretionary sectors. Macroeconomic and political uncertainty and the pressure of high interest rates affected both our industry and customers, especially in our core markets.**

- CEO Jochen Zeitz, October 24, 2024



Discounted 2023 bikes on sale in March 2024





The Company No Longer Has a Viable Entry-Level Product







- For 65 years, the Sportster served as Harley's entry-level product
  - o Starting price point just under $10,000
  - o Prior to Zeitz's arrival, the product accounted for ~20% of Harley's annual shipments
- Harley started to phase out the main Sportster model in international markets in 2021, and in the U.S. in 2023
- The reasons given for the discontinuation have changed
  - o Initially, Zeitz attributed the decision to the units "carrying negative margin"
  - o Later, he said it was because it would be too costly to upgrade the engine to meet new emissions requirements
  - o Recently, Zeitz has asserted that the decision to discontinue Sportster was made by prior management
- We believe the lack of a desirable entry-level motorcycle has had serious knock-on effects
  - o Dealers report severely-decreased foot traffic
  - o Fewer sales of entry-level products may result in fewer trade-ups to larger bikes in the future
- Harley released two new products to replace the classic Sportster and both failed to sell
  - o Even though Harley has reduced the price of the main replacement bike by more than 25%



Source: Company SEC filings, Company earnings calls, and H Partners research.



Capital Allocation: LiveWire Burned Over Half a Billion Dollars of Shareholders' Money

- Harley's electric vehicle program – first internal, and then spun out through a SPAC into an independent public entity in 2021 – was a particular area of emphasis for Zeitz

- In an April 21, 2025 letter to shareholders, the Company touts that it "maintained its leading market share of 65% in the US 50-plus horsepower on-road EV segment" – what they didn't say is that they only sold 612 bikes

- As reported results have fallen further and further short of initial expectations, LiveWire continues to hemorrhage shareholder capital – cumulative operating losses have exceeded $400 million since Zeitz became CEO

- Actual sales of electric motorcycles have been so lackluster that in 2024, the STACYC segment (electric balance bikes for children) made up over 65% of LiveWire's total revenue

Stacyc: Children's Balance Bikes





LiveWire Operating Losses during Zeitz's Tenure

Year	Operating Loss ($M)
2020	($77)
2021	($68)
2022	($85)
2023	($116)
2024	($110)



LiveWire Revenue by Segment

- 31% Electric Motorcycles
- 69% STACYC



Source: Company SEC filings; LiveWire SEC filings.

 # Harley's Iconic Milwaukee Home Has Been Shuttered

Harley's headquarters at Juneau Ave used to be a key destination for community and moto culture…



Harley-Davidson Headquarters: Pre-Zeitz

Harley-Davidson Headquarters: Post-Zeitz





…until Mr. Zeitz hired an architect called "the billionaire whisperer"[1] to turn it into a park – effectively preventing the workforce employees from coming to work at HQ.



Source: The New York Times article dated May 20, 2021.



The Company Continues to Misrepresent the Results of the Hardwire Strategy

On April 21, 2025, the Company issued a brochure to shareholders that touted their progress with data points that we believe are misleading and irrelevant.

Company Statement		Reality
"Returned highest profit category, U.S. Touring, to growth in 2021 with 74.5% market share in 2024 and ~5% growth year over year."	REALITY CHECK →	After investing hundreds of millions dollars in an all-new Touring lineup, total touring shipments have declined over Zeitz's tenure.
"Reduced dealer inventory by 4% in 4Q24 year-over-year and 19% as compared to 3Q24."	REALITY CHECK →	Days inventory held by the dealer network has increased over Zeitz's tenure, despite a deliberate effort to reduce inventory.
"Introduced entry-level motorcycle offerings in select markets."	REALITY CHECK →	Entry-level motorcycle shipments have fallen by nearly 75% over Zeitz's tenure.
"46% YoY growth in LiveWire's global retail in 2Q24, maintained its leading market share of 65% in the US 50-plus horsepower on-road EV segment."	REALITY CHECK →	LiveWire's 2024 revenue declined by 31% and was 93% below the Company's 2024 Hardwire target.
"Expanded capabilities for custom built apparel."	REALITY CHECK →	Key senior hires made to build the apparel business have left the Company and Harley has shuttered its NYC creative studio.
"Performance of HDFS hit all-time high during the Hardwire strategic plan."	REALITY CHECK →	HDFS operating income in 2024 is 40% lower than its 2021 peak and is lower than when Zeitz was appointed as CEO.
"Modernized 32 dealerships with H-D Fuel designs in 14 countries."	REALITY CHECK →	32 dealerships represents less than 3% of Harley's dealership network. The vast majority of dealerships have chosen not to participate in the Fuel program, because it is financially onerous.



Source: Company SEC filings; H Partners primary research.



Poor Governance



We Believe Harley Has Numerous Poor Governance Features

✗	**Three longest-tenured directors have overlapped on Board for 17 years**
✗	**The Board has failed to hold management accountable for weak execution and financial results**
✗	**Directors have put own self-interest ahead of the Company**
✗	**Long-tenured directors have overseen significant underperformance**
✗	**CEO compensation has not been aligned with performance**



Source: Company SEC filings.

Three Longest-Tenured Directors Have Overlapped for 17 Years

Long overlap with CEO Zeitz raises questions about Mr. Linebarger and Ms. Levinson's independence and their ability to hold each other accountable.

Average Tenure: 12 Years

Sara Levinson
Jochen Zeitz
Thomas Linebarger
Maryrose Sylvester
Troy Alstead
Allan Golston
James Farley
Rafeh Masood

0   5   10   15   20   25   30   35

Years on Board

> " *Increased familiarity between the board and management can undermine board independence, which can be associated with a decrease in firm value* "

– Harvard Law School Forum on Corporate Governance

VE RI TAS
LEX ET IUSTITIA

HARVARD
LAW SCHOOL



Source: Company SEC filings.

47

Mr. Linebarger's and Mr. Zeitz's Actions Around Harley-Davidson's CEO Succession Process Raise Questions

September 2024
Presiding Director Tom Linebarger informed the Harley-Davidson Board that he plans to step down from Harley's Board as early as December 2024, but no later than the 2025 Annual Meeting

September 2024
CEO Jochen Zeitz informed H Partners' founder of his plan to transition to Executive Chairman and for CFO Jonathan Root to be appointed as his CEO successor

September 2024
Mr. Linebarger informs H Partners' founder of his "personal promise" to CEO Zeitz to delay the CEO search until January 2025

December 2024
The independent members of the Board supported the appointment of a new Presiding Director during an executive session

December 2024
H Partners' founder presses Mr. Linebarger to accelerate the CEO search. Mr. Linebarger refuses, and replies that if H Partners disagrees, they should "run a proxy fight against me"

March 2025
Mr. Linebarger encouraged H Partners' founder to seriously consider Root as the next CEO of Harley-Davidson

March 2025
The Harley-Davidson Board is unable to reach a consensus on the appointment of the next CEO of Harley-Davidson

April 2025
Harley-Davidson files its proxy statement with Mr. Linebarger still listed as Presiding Director

April 2025
H Partners' founder asked Directors Troy Alstead and Allan Golston why Mr. Linebarger was still listed as Presiding Director in Harley's recently filed proxy, but they were unable to answer

It appears to us that Mr. Linebarger has been orchestrating Mr. Zeitz's preferred succession plan – promoting his handpicked internal successor to continue the failed Hardwire strategy and enabling Mr. Zeitz to maintain oversight and compensation as Executive Chairman.



FREE THE EAGLE
RENEW HARLEY

48

Presiding Director Linebarger's "Personal Promise" to CEO Zeitz to Delay the CEO Search

- In September 2024 – after CEO Zeitz informed H Partners' founder that he planned to step down as CEO – Presiding Director Tom Linebarger informed H Partners' founder that Mr. Linebarger had made a personal promise to CEO Zeitz to delay the CEO search until January 2025

- This raises a number of questions and concerns:

    1. Why did Mr. Linebarger make a "personal promise" to Mr. Zeitz to delay the CEO search by more than three months?

    2. Why did Mr. Linebarger believe he had the unilateral authority to delay the Company's CEO search?

    3. Did Mr. Linebarger consider the interest of shareholders when he made his "personal promise" to Mr. Zeitz?

    4. Was Mr. Linebarger aware of the serious challenges facing the Company when he made his "personal promise" to Mr. Zeitz to delay the CEO search?

    5. Is it a coincidence that Mr. Zeitz's preferred successor was promoted to the role of President, Commercial during the three-month delay provided by Mr. Linebarger's "personal promise"?

    6. Is it a coincidence that the three-month delay provided by Mr. Linebarger's "personal promise" caused H Partners to miss the February 2025 director nomination window?

    7. Is Mr. Linebarger aware that Harley-Davidson shareholders suffered $1.2 billion of equity value destruction during the three months in which he delayed the CEO search?



> **The duty of loyalty requires the directors to place the interests of the company and the shareholders before any of their personal interests.**

- Cornell Law School



49

Mr. Linebarger Has Overseen Significant Underperformance During His 17 Years on the Harley-Davidson Board

We acknowledge that Mr. Linebarger created shareholder value as a senior executive at Cummins, but Harley-Davidson has underperformed by 402% over his tenure as a director and $6.3 billion of shareholder equity value has disappeared.



> ## How long should Harley-Davidson shareholders wait?
> ## Linebarger has had 17 years so far...



Source: Bloomberg. Measured from July 29, 2008 through April 8, 2025.

Linebarger and Zeitz Are on the Same Team...



**CEO and Chairman
Jochen Zeitz**



**Presiding Director
Thomas Linebarger**



> *"You can vote against all the other directors except Tom.[1]"*

– Jochen Zeitz, CEO Harley-Davidson



[1]Jochen Zeitz to H Partners, December 2021.

Is Presiding Director Linebarger Also an Operating Executive?



> *... Mr. Dourdeville and H Partners continued to support a long-term commitment from Presiding Director Linebarger to continue leading the Company's transformation.**

- Harley-Davidson 8-K filing, April 2025

*It's also worth noting that nobody at H Partners asked Linebarger to stay in any capacity...

Stale Directors Have Overseen Significant Underperformance

Mr. Zeitz, Mr. Linebarger, and Ms. Levinson have overseen underperformance by an average of -518%[a] over their board tenures.

Total Shareholder Return During Respective Tenures

		Periods Ending April 8, 2025			
	Jochen Zeitz		Thomas Linebarger		Sara Levinson
	Board	**CEO**	**Board**	**Presiding Director**	**Board**
Harley-Davidson	(45%)	(25%)	(20%)	7%	280%
S&P 400 Consumer Discretionary	289%	58%	382%	101%	1,096%
S&P 400 Mid Cap Index	295%	53%	313%	74%	1,639%
Performance vs S&P 400 Consumer Discretionary Index	*(335%)*	*(83%)*	*(403%)*	*(94%)*	*(816%)*
Performance vs S&P 400 Mid Cap Index	*(340%)*	*(78%)*	*(334%)*	*(68%)*	*(1,359%)*

**Given the abysmal TSR, it is difficult to find a compelling case for their continued Board service.
We believe that Zeitz, Linebarger, and Levinson are obstacles standing in the way of a Board that holds management accountable for performance.**



Source: Bloomberg.
(a) Calculated in relation to the S&P 400 Consumer Discretionary Index.

We Do Not Believe an Outgoing CEO and Directors With a Track Record of Value Destruction Should Be Making Critical Long-Term Decisions

We question whether key decisions impacting the Company's future should be made by a lame duck CEO and Presiding Director who will not have long-term accountability for these decisions, such as:

1) Who Should Be the Company's Permanent CEO?

We question why an outgoing CEO with a poor track record of execution and why two stale, entrenched directors who have overseen significant value destruction should help determine the Company's next leader

2) Potential Strategic Transactions

We believe the Board should be reconstituted and that all potential transactions should be put on pause until a reconstituted Board appoints an external, permanent CEO and can evaluate each transaction outside of a proxy contest



CEO Zeitz's Compensation Package: "Heads I Win, Tails I Win"



CEO Zeitz's 5-Year Compensation

- Base Salary: $10.0
- RSU: $30.0
- Annual Bonus: $10.3
- Signing Bonus: $1.0
- Add'l Perks: $1.8
- Total: $53.1

> **Despite missing nearly every single metric in his Hardwire Plan, CEO Zeitz has been paid $53 million over the past 5 years – including $40 million essentially guaranteed due to his unusually high base salary and annual equity grants consisting entirely of RSUs – while the Company's market value has declined by $2 billion.[a]**



Source: Company SEC filings. CapitalIQ.
(a) $53 million total compensation excludes $6.4 million in WIN Option Program grant, which was partially achieved, and $32 million in Aspirational Incentive Program grants, which were not achieved; also excludes any compensation tied to fiscal year 2025.

Mr. Zeitz's Version of Inclusive Stakeholder Management: Guaranteed Compensation for Me, But Not for My Team

Zeitz's compensation was calculated differently than the rest of Harley-Davidson's executive team... <u>we question if this asymmetrical pay system contributed to high turnover</u>.



Jochen Zeitz

- Zeitz's annual equity compensation consisted entirely of time-based RSUs through 2024
- Zeitz had guaranteed annual compensation that averaged ~$8m per year through 2024



Other Members of H-D Executive Team

- Long-term performance compensation consisted of 60% performance-based PSUs and 40% time-based RSUs



Source: Company SEC filings.

Additional Weak Governance Features

We believe the governance failures we previously cited are compounded by other shortcomings that are widely regarded as worst-in-class practices: the combined CEO & Chairman role and limitations on shareholder influence.

Combined CEO/Chairman Roles

- In contrast to best governance practices, the Board combined the role of CEO and Chairman in 2020.
  - We believe this provided Mr. Zeitz with **outsized influence** over the Board

- Of note, we believe Zeitz **did not earn, but was handed** the chair role as part of his CEO appointment by fellow directors who had served with him on the Board for more than a decade

Limited Shareholder Influence

Shareholders have limited optionality regarding Board composition. Notably, shareholders *cannot*:

- × Act by written consent
- × Remove directors for any reason other than for cause
- × Set the size of the Board
- × Fill Board vacancies unless the entire Board is removed







Solution

Help Reconstitute the Board: Vote Withhold on Zeitz, Linebarger, and Levinson

The current, obstructionist Board has overseen significant value destruction.

Our Withhold Campaign Serves Three Purposes

- Seeks to compel resignation of CEO Zeitz as a director for destroying shareholder value
- Seeks to compel resignation of Presiding Director Tom Linebarger, and 29-Year Director Sara Levinson, who we believe have failed to hold management accountable and whose interests do not appear to be aligned with shareholders
- If our withhold campaign is successful, we believe there would be a strong mandate from shareholders for a reconstitution of the Board, including adding an H Partners representative and an independent director designated by H Partners to the Board to collaboratively oversee the search for Harley-Davison's new permanent, external CEO

Director Resignations

- If a director fails to receive a majority of the votes cast in favor of their election, he/she must submit his/her resignation for consideration by the Board
- We believe the Board's failure to accept resignations would violate proper governance and oppose a clear shareholder mandate

Greatest Risk to Value is Inaction

- We believe H Partners' proposed changes can help deliver significant value
- We believe shareholders will suffer continued underperformance with current leadership, who we believe is incapable of executing any strategy – let alone determining the correct one
- One of the Company's senior managers could immediately step in as interim CEO
    - We believe CFO and President, Commercial Jonathan Root is already effectively running day-to-day operations at this point



Send a Message to the Board

The current, obstructionist Board has overseen significant value destruction.



CEO and Chairman
Jochen Zeitz





WITHHOLD

Presiding Director
Thomas Linebarger





WITHHOLD

Director Sara Levinson





WITHHOLD

Past Examples of Orderly CEO Succession and Value Creation

Case Study: *H Partners' Role at* **Six Flags Entertainment Corporation ("Six Flags")**

- In 2010, H Partners collaborated with independent Six Flags directors to recruit a proven, operationally-skilled CEO

- Over the course of H Partners' involvement on the Board between 2010 and 2018, Six Flags' Modified EBITDA grew by 150% and the Company's shares returned more than 750%[a]

- H Partners worked on behalf of all shareholders; received zero board fees

- "H Partners & Six Flags" is taught as a case study at Harvard Business School[1]

Case Study: *H Partners' Role at* **Tempur Sealy**

- In 2015, H Partners won a historic and landslide withhold campaign with a wide margin and an H Partners representative subsequently joined the Board following this strong mandate from shareholders

- H Partners collaborated with independent Tempur Sealy directors to recruit a proven, operationally-skilled CEO

- During H Partners' involvement, Tempur Sealy's earnings per share grew nearly 5-fold and the Company's shares returned 215%[b]

- H Partners worked on behalf of all shareholders; received zero board fees







(a) Calculated over the period from May 3, 2010 through March 31, 2018. Six Flags SEC filings. Bloomberg. Harvard Business School.
(b) Calculated over the period from Feb 9, 2015 through May 6, 2021. Bloomberg.
[1]Harvard Business School.

Suggested Attributes for the Next CEO of Harley-Davidson



✓ **Track record of execution and financial success**

✓ **Ability to build and develop a strong team**

✓ **Experience in relevant industry; ability to hit the ground running**

✓ **Former public company CEO**

✓ **Understanding and respect for Harley's unique brand and culture**

✓ **Experience working with and cultivating a strong dealer network**

✓ **Commitment to working from Milwaukee**

✓ **Record of manufacturing excellence**

✓ **Motorcycle enthusiast!**



Potential Action Plan for the Next CEO to Consider

General

✓ Rebuild credibility with all stakeholders by delivering on commitments
✓ Relaunch the Company's new touring and cruising products
✓ Evaluate LiveWire
✓ Develop and bring to market a viable entry-level motorcycle

Focus: Brand / Culture

✓ Reopen historical headquarters in Milwaukee
✓ Reinvigorate culture amongst employees
✓ Engage with the rider community
✓ Invest in brand marketing, focused on the emotional connection to Harley-Davidson

Focus: Dealer Relations

✓ Right size dealer inventory
✓ Create initiatives to increase dealer traffic
✓ Rebuild relationships with the dealer network



If Harley Can Recapture Its Former Success, We Believe the Potential Shareholder Return Is Significant

Comparison: Harley-Davidson Financial Results 2006 vs 2024

($ in millions)

	2006	2024	Difference
Motorcycle Retail Sales ('000s of Units)[a]	344	152	(56%)
Motorcycle Segment Revenue[a]	$5,801	$4,148	(28%)
Motorcycle Segment Operating Income[a]	$1,386	$168	(88%)
% Margin	*23.9%*	*4.1%*	*(1,985bps)*
Financial Services Operating Income	$211	$248	18%
Total Operating Income	**$1,597**	**$417**	**(74%)**
Market Capitalization	**$19,205**	**$2,593**	**(86%)**
xNTM Earnings	***16x***	***7x***	***(60%)***

Recapturing Harley's Former Value Would Result in a $150+ Share Price, Representing a More than 7-Fold Gain[b]



Source: Company SEC filings; CapitalIQ.
(a) 2024 figures include LiveWire.
(b) Share price based on $19.2 billion market capitalization and the Company's current outstanding share count of 123.7 million shares. Return based on Harley's share price as of April 8, 2025.





Protect Your Investment

Vote "<u>WITHHOLD</u>" on the Election of Zeitz, Linebarger and Levinson

Vote "WITHHOLD" on the election of on the election of Mr. Zeitz, Mr. Linebarger and Ms. Levinson to Renew Harley

- Wait until you receive H Partners' **BLUE** proxy card or **BLUE** voting instruction form to vote to **WITHHOLD** on the election of CEO and Chairman Jochen Zeitz, Presiding Director Thomas Linebarger, and 29-year director Sara Levinson.

- If you already voted for the election incumbent nominees on the Company's white proxy card, don't worry! You can change your vote at any time until the Annual Meeting is concluded on May 14.

If you have any questions or require assistance, please contact H Partners' proxy solicitor:

Saratoga Proxy Consulting LLC
John Ferguson / Joseph Mills, 212-257-1311
info@saratogaproxy.com

Thank you for your support: visit www.FreeTheEagle.com





Appendix







Case Study:
Tempur Sealy

Overwhelming Shareholder Support in a Withhold Campaign Enabled Meaningful Change

After we received support from each major proxy advisory firm, Tempur Sealy shareholders voted overwhelmingly against the three targeted directors as a referendum on failed execution, underperformance, and the board of directors' failure to hold the CEO accountable.

- Following the vote, there was an orderly transition at Tempur Sealy

  ✓ All three targeted directors resigned from the board of directors

  ✓ A senior executive was appointed as interim CEO, and a new Chairman was appointed from the continuing directors

  ✓ An H Partners representative was added to the Board as well as an additional director put forward by H Partners

  ✓ The H Partners representative was appointed to lead the CEO Search Committee



Votes Withheld from Targeted Directors at Tempur Sealy

Chairman: 90%
Nominating & Governance Chair: 86%
CEO: 77%



Source: Tempur Sealy SEC filings.

Tempur Sealy Earnings and TSR Improved Dramatically Following H Partners' Withhold Campaign

Tempur Sealy's Earnings Per Share grew nearly 5-fold and its stock returned 215% or 20% annually during H Partners' involvement, outperforming the S&P 400 Consumer Discretionary Index by 103%.

- The strong stock performance has continued even beyond H Partners' involvement, as the company was left in a very strong competitive position





Source: Tempur Sealy SEC filings; Bloomberg. TSR calculated from Feb 9, 2015 through May 6, 2021.





We Are Not Alone

Comments from Website

There is an intense level of anger and mistrust directed towards Zeitz and the Board. Set forth on the following slides are comments that we have received from stakeholders on FreeTheEagle.com.



- Zeitz is out of touch with his customer and clearly has no interest in this Iconic American brand other than to use it as a piggybank for his expensive hobbies while the shareholders continue to suffer.

- Jochen Zeitz spent millions of dollars of HDMC money on his own personal public relations and image management. Easily the most pathetic was the 2023 video in which HDMC flew many influencers to his ranch in New Mexico to watch him play guitar and pretend to be his friend. You can look this up...we have to get actual humans in there again, or it's over.

- Mr. Zeitz and his Board compatriots have to leave, and leave quickly.

- Paying a CEO $40M is obscene because he's done nothing but run the company to the ground. New CEO and Board is warranted to save an American icon…

- Former employee and could not agree more. Jochen needs to be gone immediately and the board should be wiped clean. If something drastic does not change HD will be no more.

- You are 100% correct, Zietz's lack of understanding of the Harley-Davidson marketplace and inability to energize his sales force (Dealers) is grounds for his removal and the board observing this without a call to action deplorable. There are passionate and talented people at H-D and within the industry that can turn this around, but it needs to be swift and precise before it is too late.



Comments from Website

Zeitz's poor leadership.



- When a leader like Jochen prioritizes his own story instead of listening to loyal customers, it shows a troubling mismatch with the core values that define a brand like Harley-Davidson and makes it special.

- It's about time someone with leverage against Jochen Zeitz takes a stand!! As a former employee...Under Jochen's leadership, no one really solicited input on what the main challenges were for the company, they just started blindly making assumptions, followed by some pretty bad decisions and executing orders. If you disagreed with him or even appeared to maybe disagree with him, you'd be fired...Many...left out of frustration before we could be...forcibly complicit in destroying an Iconic Brand and Company.

- I suspected a slippery slope ahead when I learned CEO Zeitz employed a director and crew to film his activities from the very first day of his tenure. He was amassing footage for a ""turn-around"" film featuring the big star - you-know-who! Footage, budget and shareholder value on the cutting room floor. The ego and narcissistic behavior was astounding. I'm grateful and hopeful H Partners is stepping in to provide a very different ending! I hope all shareholders will join in for the good of this beloved brand

- How did the current CEO last after his unbelievably poor response to the Starbuck accusations? A proper response would not have been difficult, but his response was worse than bad. The motorcycle industry is going through a very challenging time so this is not all his fault, but his presence is making things worse not better.

- When I heard about Zeitz wanting to take Harley to full electric I was shocked. That would kill the brand. Then I hear that he is an absentee CEO. He obviously is taking advantage of his position and more focused on his own lifestyle than success of the brand. BYE!



Comments from Website

Zeitz's poor leadership (cont.)



- Jochen very rarely comes to Milwaukee. If fact, the corporate headquarters at Juneau Ave. have been 90% vacant since Covid and its parking lot turned into a park. Jochen's absence, the way he speaks in all-employee meetings, and the lack of both compensation and development structure for employees communicates a spirit of ""I don't care"". This has come to define the culture in the company. I believe H-D needs a culture hire for their next CEO. It should be someone with a determined spirit who will define and exemplify both a winning attitude and hopefulness that things will turn around.

- I retired from Harley Davidson after [decades]...Jochen Zeitz was CEO for [a period] before I left. I could see he had no sense of the business or the culture that drives Harley Davidson. it also was clear to me through several meetings with him that he had all the answers and was not looking for input.

- Jochen's leadership style shows a deep disconnect with what customers really want; dismissing their concerns hinders progress and reflects a fundamental misunderstanding of their needs.



Comments from Website

Stakeholders are also angry at the Board.



- I believe there should be term limits on the board of directors.

- You are so correct about these three. When I worked at Harley and engaged with the board these three were unengaged and seemed to treat their board membership like a country club gathering...I wish you luck in this endeavor and thank you.

- What took...the BOD so long to identify these opportunities and take action? The stakeholders in shareholders, dealers, and employees have suffered for five traumatic years.

- We need a new Board, we need a new CEO, we need a new executive leadership team - because Jochen has surrounded himself with 'yes men' both on the Board and on the Executive team. I am hopeful that this will be a positive turning point for the company.

- I've worked in Harley-Davidson dealerships since I was [young]... It breaks my heart to see the damage that the board and our current CEO has done to this amazing brand.

- The Harley-Davidson Board of Directors have lost their ability to "Read the Room". Being a motorcycle only company they should have a motorcycle for all riders, new to seasoned veterans, they have instead chosen to only offer high end bikes that limits customer potential and locks out new younger riders from purchasing a Harley-Davidson.

- I have never been so frustrated with The Motor Company's leadership or I should say "Lack of Leadership"! I genuinely believe that management doesn't like the Dealers Nor the retail Customers! Only Board member that understands our dilemma is H Partners!



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Comments from Website

Employees are extremely concerned.



- I am an [employee] that has been with H-D for [a number] of years. The sentiment shared by H-partners is in alignment with the vast majority of my colleagues and peers. Since I started here, there has been a large disconnect between management and lower-level employees...There is lots of micromanagement, inability for management to make critical decisions, lack of trust in employees to make lower-level decision that drive development and tons of process inefficiencies...We support a complete overhaul of management at all levels.

- ...so I know H-D's statement about increased engagement scores is a complete lie. Employees share in your frustration about how the energy and passion in the PDC has been slowly draining away, much of it leaving with the departure of high-performing employees and leaders.

- ...everything changed when...a new CEO took over. Instead of listening, leaning in, and connecting with the field, the new leadership opted for a very different approach. One that proven will not work and is not working. The plan to build new riders and combine products felt like the right direction, and I still believe it could have been. But as the 10-year plan began to take shape, leadership's shift in direction was jarring. Suddenly, the foundation built over the years crumbled, and the culture I had come to love started deteriorating rapidly. After months of watching the company transform into something unrecognizable, I knew I couldn't continue. The passion that had once driven me to join Harley-Davidson was no longer there, and I had to make the difficult decision to walk away."



Comments from Website

Dealer employees are extremely concerned.



- As a dealer employee…I have noticed a rapid decline in the public perception of Harley-Davidson and its products. The misguided "Hardwire" strategy to focus only on high end product offerings has alienated the average owner and prospective owner by creating a financial barrier to entry for many people.

- As a dealer employee I strongly disagree with the direction Zeitz and his inner circle are taking Harley-Davidson and the "new" image they are trying to create via the Hardwire, Fuel Facility Program, and other initiatives to strip dealers of their unique identity in favor of a "Starbucks-esque" appearance. Dealers cannot continue to suffer under this mismanagement nor can its employees, Dealer employees ultimately are the ones who are receiving the threats, angry letters, social media blasts and backlash from unhappy customers.

- I'm a young guy that works for a dealership…I love Harley. I own a Harley. People buy Harley's for what they have been and what they represent. I want to have a career at Harley for the rest of my life. But the current direction it's heading has me worrying I won't have a job in 10-20 years.



Comments from Website

Brand deterioration and cultural depletion are recurring areas of concern.



- Cultural depletion is exactly what has happened as the soul of the brand has been lost in treating HD like any other brand when it's unique in its place in the world.

- Thank you for sparking this much-needed shake up. It was way past due. Way past due. It's been a tragic shame to watch the steady deterioration of this iconic company - and even worse, it was preventable. I [work at a supplier] and we've enjoyed intense and fruitful collaboration over the decades. The past 5 years have been absolutely terrible. The pride, the culture of greatness, the innovation, the dedication to the customer base - all of that has been replaced by a generic and sterile vacuum that has sucked away the spirit that made this company what it was. I fully believe that the company can find its place in the world again with the right leadership. We are rooting hard for Harley's success. Let's do this together!

- The company culture has been all but destroyed by remote work and exited long term empl[o]yees and a leadership team that appears to be professional but not understanding of the brand and how to engage dealers and customers."

- I recently departed H-D…I had been saying there needed to be a big shake-up for a couple years. I left…when I lost faith that any real change would come. All the points you make are correct. The culture within H-D has turned sour.

- We own [an undisclosed number of dealerships] and couldn't agree more with your summary of how a few elitist leaders have single-handedly destroyed the fabric of this great American brand! We stand behind you all the way!



Comments from Website

Dealers, who are closest to the customer, are particularly enraged.



- You are spot on and this initiative is long overdue. As a...dealer I have watched the systematic destruction of not only Harley itself but also my own company...I have had to endure overstocking, low margins, lack of the right products for our market and a systematic culling of top execut[i]ves and their experience (which will take years to replace)...I enjoyed working closely with H-D personnel on what was shared values and objectives. Sadly and more recently this is no longer the case as the dealers and the Motor Company seem to be very little regard for their network. I've witnessed poor strategy, inept execution, resulting in a huge amount of damage to the brand. The sooner we get the changes you are recommending the better the chances are of putting the great company back on track. Good luck - you have my 100% support.

- They've cut the dealers throats in the online marketplace, forced dealers into cookie cutter remodels during a recession, and completely forgotten about the core blue collar customer who made this brand. Turning your average Harley-Davidson dealer into a high pressure car lot. Nothing resembling the brand I committed to 32 years ago.



A Large Association of Harley Dealers Penned a Letter of No Confidence Calling for Zeitz's Removal in 2024

Key Concerns Sound Familiar:

Dealers saw major operational difficulties due to cultural depletion and employee turnover:
- "The massive turnover of staff, in particular legacy staff, has reduced the level of institutional knowledge that is part of the DNA of the Harley-Davidson brand. The missteps of company programs and initiatives may have been avoided if brand loyal legacy staff were included in the discussions. Short of the dealer network, there are no legacy staff who have the insight and knowledge of what has built the brand."

Lack of support from headquarters created operational issues at dealerships:
- "Words and statements ring hollow when not aligned with actions. Dealers see this every day in their showrooms. Dealers are on the frontline of defending HDMC in front of our customers. More telling, there has been NO support from HDMC other than a video presented by the CEO to dealership management only."

Elimination of effective entry-level models decimated dealer revenue and made the Company less competitive:
- "The elimination of an "entry-level" motorcycle model, the air-cooled Sportster, has taken new riders out of our dealerships and directed them to other brands that are smaller in size and price. Whether those models were profitable or not, they still brought customers through our doors and gave us a chance to initiate a relationship. Now we are faced with trying to convert them to our brand after they establish a relationship with our competitors."

Company leadership created negativity brand:
- "There is real anger directed at HDMC leadership, particularly the CEO. This will not go away or die out with time."

Despite the risk of the Company retaliating, the dealers felt strongly enough to call for Zeitz's removal:
- "Branding is an intangible asset that needs to be carefully managed and nurtured. This is evidenced by the Harley-Davidson brand that has been around for 121 years. Branding can also be an intangible liability if it is not carefully managed. Our current CEO is now branded as a liability by our customers. How can this be fixed? The only plausible way to fix this situation is to remove the liability."



Source: National Powersports Dealer Association, Harley-Davidson Dealer Council Letter.

Certain Information Concerning the Participants

H Partners Management, LLC ("H Partners"), together with the other participant named herein, has filed a preliminary proxy statement and accompanying BLUE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies to vote WITHHOLD on the election of certain directors of Harley-Davidson, Inc., a Wisconsin corporation (the "Company"), at the Company's 2025 annual meeting of shareholders.

H PARTNERS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be H Partners and Rehan Jaffer. As of the date hereof, H Partners and Mr. Jaffer beneficially own 11,300,000 shares of Common Stock, $0.01 par value per share.







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